Exhibit 99.4

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release.

BCE reports first quarter 2020 results

●	Q1 results and COVID-19 response underscore BCE’s financial strength and leading broadband wireline, wireless and broadcast networks
●

BCE adjusted EBITDA up 1.4% on solid year-over-year growth of 4.0% at Bell Wireless and 0.5% at Bell Wireline, driving $1,451 million of cash flows from operating activities and free cash flow of $627 million

●	45,042 total wireless, retail Internet and IPTV net customer additions
●	Bell Media results impacted by industry-wide decline in advertising due to COVID-19
●	Net earnings of $733 million with net earnings attributable to common shareholders of $680 million, or $0.75 per common share; adjusted net earnings of $720 million generated adjusted EPS of $0.80
●	Withdrawing 2020 financial guidance due to uncertainty regarding duration and impacts of COVID-19
●

Significant financial flexibility to manage through COVID-19 with $3.2 billion of liquidity at end of Q1 and substantial free cash flow generation for planned 2020 capital spending and BCE’s common share dividend payments

●	Common share dividend of $0.8325 declared for Q2, up 5% over last year

MONTRÉAL, May 7, 2020 – BCE Inc. (TSX, NYSE: BCE) today reported results for the first quarter (Q1) of 2020.

“During these unprecedented times, Bell is focused on keeping Canadians connected and informed, prioritizing safety, and supporting our customers and communities as we all work through the COVID-19 crisis together. As we celebrate our company’s 140th year, the Bell team is building on a proud legacy of service to Canadians by delivering the critical connections that consumers, businesses, government and public health responders need in a time of extraordinary demand,” said Mirko Bibic, President and Chief Executive Officer of BCE and Bell Canada. “Bell’s goal is advancing how Canadians connect with each other and the world, and the industry-leading investments we’ve made in network coverage and capacity have also enabled us to deliver 99.99+% network availability throughout the crisis despite significant usage increases across our wireless, wireline and broadcast networks. Building the best networks is a core strategic imperative for Bell, and we will be continuing our investments in network infrastructure and service innovation to champion the customer experience.”

“As the primary builder of Canada’s communications infrastructure since 1880, Bell will continue to lead the way in network investment and innovation as our country recovers from the crisis. Although we are withdrawing our previous financial guidance for the year due to the COVID-19 situation, we do not anticipate any changes to planned 2020 capital expenditures or to dividend payments for the foreseeable future. While the crisis significantly impacted retail activity, media advertising revenue and many other parts of our business in Q1, our solid results underscore Bell’s ongoing leadership in network and service innovation, and consistently strong execution by the Bell team,” said Mr. Bibic.

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OPERATING PRINCIPLES DURING COVID-19

Canada’s largest communications company, Bell continues to deliver critical services and support to consumers, businesses, governments and public health responders during the COVID-19 situation. We are guided by 3 key operating principles during this crisis: Keep Canadians connected and informed; Prioritize the health and safety of the public, our customers and team; and Support our customers and communities.

Keep Canada connected and informed

●

Accelerated investments in network capacity, reliability and redundancy to manage the significant increases in network usage due to remote work, self-isolation and support for government and emergency response.

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This includes Internet data increases of up to 60% during the day and 20% at night; 40% growth in rural Wireless Home Internet usage; 25% increase in live TV viewing and 75% for Crave; surges in wireline voice traffic volumes up to 200% at peak times; and a 250% increase in conference calling alongside increased demand for 1-800 services to support public health and other government information lines.

●	Accelerated the rollout of new or enhanced Wireless Home Internet service in April to 137,000 more homes than originally anticipated in 180 rural communities.
●	Equipped over 4,000 customer service agents to work remotely, and redeployed thousands of Bell team members to frontline service roles.
●	Encouraged customers to take advantage of MyBell online and mobile self-serve options; digital self-serve represents more than 50% of total customer transactions since start of the COVID-19 crisis.
●

Our capital investment program continues, including ongoing deployment of high-speed fibre, preparation for the launch of mobile 5G, and investment in Customer Experience improvements including online fulfillment, digital self-serve and improved app functionality.

Prioritize the health and safety of the public, our customers and team

●	Implemented strict sanitation and safety procedures across our operations in line with the latest public health protocols and equipped our teams with required personal protective equipment (PPE).
●	Implemented innovations such as Assisted Self-Installation and Repair, which enables field technicians to support customers from outside the home by voice and video links.
●

Accelerated remote work arrangements for employees across Canada, ensured wage support for employees impacted by temporary closures or workload reduction who could not be redeployed to frontline service roles, and provided enhanced access to workplace mental health services.

●	Temporarily closed retail locations nationally other than a limited number of street-front stores open for critical customer support, while enhancing online and phone sales and support.
●	In addition to PPE necessary for the Bell team, acquired and donated 1.5 million protective N95 and KN95 face masks for use by frontline workers throughout Canada.

Support our customers and communities

●	Waived wireline residential Internet overage fees until June 30 and wireless roaming charges for customers travelling abroad until April 30.
●	Implemented flexible payment options for customers financially impacted by the crisis and suspended all new service price increases.
●	Offered free Bell TV previews of a wide range of news, family and entertainment channels, and 30-day free Crave trials for new customers.

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●	Provided thousands of complimentary smartphones, tablets and airtime to healthcare facilities, shelters and other social service providers.
●

Increased Bell Let’s Talk mental health funding by $5 million, including immediate support for Canadian organizations providing emergency response and services for youth and families, such as Canadian Red Cross and Kids Help Phone.

●	Bell Media presented the all-Canadian Stronger Together, Tous Ensemble benefit special on April 26, supporting frontline workers and Food Banks Canada with donations of more than $8.6 million.

BCE Q1 RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q1 2020	Q1 2019	% change
BCE

Operating revenues	5,680	5,734	(0.9%)

Net earnings	733	791	(7.3%)

Net earnings attributable to common shareholders	680	740	(8.1%)

Adjusted net earnings(1)	720	692	4.0%

Adjusted EBITDA(2)	2,442	2,409	1.4%

Net earnings per common share (EPS)	0.75	0.82	(8.5%)

Adjusted EPS(1)	0.80	0.77	3.9%

Cash flows from operating activities	1,451	1,516	(4.3%)

Capital expenditures	783	850	7.9%

Free cash flow(3)	627	642	(2.3%)

“Despite the impacts of COVID-19, Bell delivered positive service revenue and adjusted EBITDA growth in Q1, supported by ongoing broadband wireless, Internet and IPTV subscriber base expansion and a 2.6% reduction in total operating costs. Our overall financial performance this quarter, including healthy free cash flow generation to fund strategic capital investments in critical network infrastructure, reflects the strength, resiliency and durability of our business,” said Glen LeBlanc, Chief Financial Officer for BCE and Bell Canada. “As Canada looks forward to moving past the COVID-19 crisis, BCE remains in a solid financial position with $3.2 billion of liquidity, a strong balance sheet, continued access to capital markets, and the free cash flow profile that is more than adequate to meet BCE’s cash requirements for the balance of the year.”

●

BCE operating revenue was $5,680 million, down 0.9% compared to Q1 2019, due to reduced economic and commercial activity as a result of COVID-19 that adversely affected financial results for all Bell operating segments.

●

Service revenue was up 0.3% to $5,058 million on higher year-over-year wireless service and media revenue. Product revenue decreased 9.7% to $622 million, reflecting reduced wireless transactions due to COVID-19 and lower business wireline data equipment sales.

●

Net earnings declined 7.3% to $733 million and net earnings attributable to common shareholders totalled $680 million, or $0.75 per share, down 8.1% and 8.5% respectively. The decreases were the result of higher other expense driven by net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by higher adjusted EBITDA and lower income taxes.

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●	Adjusted net earnings were $720 million, or $0.80 per common share, up 4.0% and 3.9% respectively, compared to $692 million, or $0.77 per common share, in Q1 2019.
●

Adjusted EBITDA increased 1.4% to $2,442 million, driven by increases of 4.0% at Bell Wireless and 0.5% at Bell Wireline. Bell Media adjusted EBITDA was down 6.1% due to the industry-wide impact on advertising sales attributable to COVID-19.

●

BCE’s consolidated adjusted EBITDA margin(2) increased 1.0 percentage point to 43.0%, reflecting a 2.6% reduction in operating costs from lower variable costs of subscriber acquisition including wireless device discounts, and a year-over-year decline in low-margin wireline product sales.

●

BCE capital expenditures totalled $783 million, compared to $850 million last year, representing an improved capital intensity(4) ratio of 13.8% compared to 14.8% in Q1 last year, reflecting the timing of capital spending. Capital investment was driven by network capacity enhancements to manage increased demand during COVID-19 alongside continued investment in our fibre and LTE networks and preparations for mobile 5G.

●

BCE cash flows from operating activities were $1,451 million, down 4.3% compared to Q1 2019. The decrease was the result of higher interest paid and lower cash from working capital, due in part to a slowdown in accounts receivable collections and build-up of mobile handset inventory from COVID-19. This was offset by a delay in income tax installment payments from government COVID-19 relief measures, higher adjusted EBITDA, and lower severance and other costs paid.

●

Free cash flow decreased 2.3% to $627 million, from $642 million in Q1 last year, due to lower cash flows from operating activities, excluding acquisition and other costs paid, partly offset by lower capital expenditures.

Q1 SUBSCRIBER HIGHLIGHTS

●

BCE reported 19,595 net new wireless customers (23,650 postpaid and a net loss of 4,055 prepaid); 22,595 net new retail Internet customers; 2,852 net new IPTV customers; a net loss of 21,407 retail satellite TV customers; and a net loss of 61,595 retail residential NAS lines.

●

BCE wireless and retail Internet, TV and residential NAS connections(4) totalled 18,945,550, up 2.0% over Q1 2019. The total includes 9,977,557 wireless customers, up 5.2% (including 9,183,590 postpaid customers, an increase of 4.3%, and 793,967 prepaid customers, up 18.0%); 3,578,196 retail Internet subscribers, up 3.9%; 2,753,909 retail TV subscribers, down 0.4% (including 1,770,034 IPTV customers, an increase of 4.3%, and 983,875 retail satellite TV customers, down 7.9%); and 2,635,888 retail residential NAS lines, down 8.9%.

Q1 BUSINESS DEVELOPMENTS

●

Bell Media received CRTC approval to acquire conventional TV network V and video on demand service Noova.ca from Groupe V Média, a transaction that will ensure the viability of V’s French-language news and entertainment programming, preserve jobs, and enhance choice and competition in Québec media.

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As part of Bell’s $1 billion investment plan for Manitoba, Bell MTS announced a $400 million investment to bring all-fibre connections to 275,000 residences and business locations throughout Winnipeg, as well as a fibre expansion to the Town of La Salle in Manitoba’s Rural Municipality of Macdonald. Bell MTS has already added more than 30 communities large and small throughout the province to Bell’s all-fibre network.

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●	Bell became Quibi’s Canadian partner, providing CTV News and TSN sports content for the new mobile video entertainment platform and marketing of the service through Bell Mobility channels.
●

Bell Mobility introduced new 5G smartphones Samsung Galaxy S20 5G series and the LG V60 ThinQ 5G Dual Screen, as well as Apple’s 2nd generation iPhone SE and Samsung’s Galaxy Z Flip, the first folding smartphone.

●

Following a record-breaking Bell Let’s Talk Day on January 29, Bell announced the extension of the Bell Let’s Talk initiative to 2025 and an increase in our mental health funding target to $150 million – which was further increased to $155 million with an additional commitment of $5 million to help youth, families and communities in response to COVID-19. Bell Let’s Talk also announced a $10 million partnership with Montréal’s Graham Boeckh Foundation to support youth mental health services across Canada.

Q1 OPERATING RESULTS BY SEGMENT

To align with changes in how we manage our business and assess performance, the operating results of our public safety land radio network business are now included within our Bell Wireline segment effective January 1, 2020, with prior periods restated for comparative purposes. Previously, these results were included within our Bell Wireless segment. Our public safety land radio network business, which builds and manages land mobile radio networks primarily for the government sector, is now managed by our Bell Business Markets team in order to better serve our customers with end-to-end communications solutions.

Bell Wireless

●	Total operating revenue decreased 2.0% to $2,035 million due to lower product revenue, which was offset partly by higher year-over-year service revenue.
●	Service revenue increased 0.5% to $1,547 million, driven mainly by postpaid and prepaid subscriber base growth over the past year.
●	Product revenue was down 9.1% to $488 million, due to a reduction in customer transactions attributable to retail channel disruptions because of the COVID-19 pandemic.
●

Wireless adjusted EBITDA grew 4.0% to $928 million, yielding a 2.7 percentage-point increase in margin to 45.6%. This was the result of the flow-through of service revenue growth and a 6.6% decrease in operating costs, driven by lower product cost of goods sold from reduced mobile smartphone sales and lower variable subscriber acquisition costs.

●	Bell added 19,595 total net new postpaid and prepaid customers, compared to 38,282 in Q1 2019.
●

Postpaid net additions totalled 23,650, down from 50,204 in Q1 2019. Subscriber and promotional activity was affected by the temporary closure of retail stores and call centre impacts due to COVID-19, which drove an 11.9% decline in Q1 postpaid gross additions. This was moderated by a 0.1 percentage-point improvement in customer churn(4) to 0.97%, our best churn result ever, reflecting reduced market activity due to COVID-19.

●

Prepaid subscriber net losses improved 66.0% to 4,055 from 11,922 in Q1 2019, reflecting a 38.2% increase in gross additions driven by continued strong demand for our low-cost Lucky Mobile prepaid service. Prepaid customer churn increased 0.54 percentage points to 5.03%, due mainly to greater competitive intensity in the discount mobile market.

●	Bell’s total wireless customer base totalled 9,977,557 at the end of Q1, a 5.2% increase over Q1 2019, comprising 9,183,590 postpaid subscribers, up 4.3%, and 793,967 prepaid customers, up 18.0%.
●

Blended average billing per user (ABPU)(4) decreased 2.7% to $65.53, mainly the result of a decline in data overage revenue from more subscribers on unlimited plans, including a growing mix of customers on installment plans; the dilutive impact of a greater number of

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prepaid customers; and lower roaming revenue from reduced travel and waiving of roaming charges because of COVID-19.

Bell Wireline

●	Total operating revenue in Q1 decreased 0.7% to $3,076 million.
●

Service revenue was essentially stable, year over year, down 0.1% to $2,941 million, as voice revenue erosion from traditional NAS, long distance and satellite TV services was largely offset by higher data revenue from retail Internet and IPTV subscriber growth.

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Product revenue was down 11.8% to $135 million, due to a decline in low-margin data equipment sales to large business enterprise customers as we lapped strong growth from Q1 2019, and delays in customer spending given the current economic environment.

●

Wireline adjusted EBITDA increased 0.5% in Q1 to $1,359 million. This resulted in a 50 basis-point increase in margin to 44.2% that was supported by a 1.6% improvement in operating costs driven by lower product sales, reduced labour costs, lower TV programming costs, as well as other cost efficiencies driven by changes in customer service delivery methods and discretionary spending in light of the COVID-19 situation.

●

Bell added 22,595 new retail Internet customers, compared to 22,671 in Q1 2019, as higher residential gross activations, driven by ongoing growth in Bell’s direct fibre and Wireless Home Internet footprints, and fewer customer deactivations during COVID-19. This was offset by higher business net losses attributable to the shutdown of non-essential services during the crisis.

●	Retail Internet customers totalled 3,578,196 at the end of Q12, an increase of 3.9% over last year.
●

Bell TV added 2,852 net new retail IPTV subscribers, down from 20,916 in Q1 2019, due to increasing market maturity for Bell’s Fibe TV and Alt TV services, ongoing over-the-top substitution and fewer customers installing new TV services during COVID-19. Bell served 1,770,034 retail IPTV subscribers at the end of Q1, up 4.3% over Q1 2019.

●	Retail satellite TV net customer losses improved 4.8% to 21,407 from 22,476 in Q1 2019, due to fewer customer deactivations.
●	At the end of Q1, Bell had a combined total of 2,753,909 retail IPTV and satellite TV subscribers, down 0.4% from Q1 2019.
●

Retail residential NAS net losses were down 7.8% in Q1 to 61,595, the result of fewer customers with expired promotional bundle offers and improved customer retention attributable to COVID-19. Bell’s retail residential NAS customer base totalled 2,635,888 at the end of Q1, an 8.9% decline from last year.

Bell Media

●	Media operating revenue increased 0.9% to $752 million on higher subscriber revenue from Crave growth over the past year and contract renewals with TV distributors.
●

Advertising revenue was lower compared to Q1 2019 due mainly to the impact of COVID-19 on customer spending across all advertising platforms – TV, radio, out of home and digital – as commercial activity has been significantly curtailed, major sports leagues suspended and other live events cancelled during the crisis.

●

Adjusted EBITDA decreased 6.1% to $155 million, due to the flow-through impact of lower advertising revenue and higher operating costs, driven mainly by ongoing Crave content expansion and sports broadcast rights for the Super Bowl.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.8325 per common share, payable on July 15, 2020 to shareholders of record at the close of business on June 15, 2020.

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FINANCIAL OUTLOOK

Due to the speed with which the COVID-19 situation is developing and the uncertainty of its severity, duration and potential outcomes, we are not able at this time to estimate the impacts of the crisis on our business or future financial results and related assumptions. The extent to which the COVID-19 situation will continue to impact our business, financial condition, liquidity and financial results will depend on future developments that are unknown and cannot be predicted, as well as new information which may emerge concerning the severity and duration of the COVID-19 pandemic and the actions required to contain the coronavirus or remedy its impact, among others. As a result, given this unprecedented and highly uncertain environment, BCE is withdrawing all of its 2020 financial guidance that it announced on February 6, 2020.

BCE’s underlying business fundamentals remain strong. Our strong liquidity position, underpinned by a healthy balance sheet, substantial free cash flow generation and access to the debt and bank capital markets, is expected to provide significant financial flexibility to execute on our planned capital expenditures for 2020 and to sustain BCE’s common share dividend payments for the foreseeable future.

See BCE’s Q1 2020 MD&A for more information on the historical and future potential impacts on our business, financial condition, liquidity and financial results of the outbreak of the COVID-19 pandemic, including, without limitation, the introduction to section 1, Overview, section 1.3, Assumptions, section 4.7, Liquidity and section 6, Business risks.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q1 2020 results on Thursday, May 7 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. Please dial toll-free 1-800-806-5484 or 416-340-2217 and enter passcode 4789815#. A replay will be available until midnight June 5, 2020 by dialing 1-800-408-3053 or 905-694-9451 and entering passcode 3452793#.

A live audio webcast of the conference call will be available on BCE’s website at: BCE Q1 2020 conference call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

(1) The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and

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EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)
	Q1 2020		Q1 2019
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	680	0.75	740	0.82

Severance, acquisition and other costs	12	0.01	18	0.02

Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	20	0.03	(73)	(0.07)

Net (gains) losses on investments	(9)	(0.01)	4	-

Early debt redemption costs	12	0.01	-	-

Impairment charges	5	0.01	3	-

Adjusted net earnings	720	0.80	692	0.77

(2) The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 3, Segmented information, in BCE’s Q1 2020 consolidated Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

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($ millions)
	Q1 2020	Q1 2019
Net earnings	733	791

Severance, acquisition and other costs	16	24
Depreciation	868	882
Amortization	234	221
Finance costs
Interest expense	279	283
Interest on post-employment benefit obligations	12	16
Other expense (income)	55	(101)
Income taxes	245	293

Adjusted EBITDA	2,442	2,409

BCE operating revenues	5,680	5,734

Adjusted EBITDA margin	43.0%	42.0%

(3) The terms free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q1 2020	Q1 2019
Cash flows from operating activities	1,451	1,516

Capital expenditures	(783)	(850)

Cash dividends paid on preferred shares	(36)	(26)

Cash dividends paid by subsidiaries to NCI	(14)	(27)

Acquisition and other costs paid	9	29

Free cash flow	627	642

(4) We use ABPU, churn, capital intensity and subscriber units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to the potential impacts on our business, financial condition, liquidity and financial results of the outbreak of the COVID-19 pandemic, BCE’s 2020 annualized common share dividend and the expected continued payment thereof for the foreseeable future, our network deployment and capital investment plans, the sources of liquidity we expect to use to meet our anticipated 2020 cash requirements, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of May 7, 2020 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after May 7, 2020. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

The forward-looking statements set out in this news release are based on certain assumptions including, without limitation, the following assumptions. Due to the speed with which the COVID-19 pandemic is developing and the uncertainty of its severity, duration and potential outcomes, we are not able at this time to estimate the impacts of the pandemic on our business or future financial results and related assumptions. Accordingly, the assumptions outlined in this news release and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

●

Our liquidity from our cash and cash equivalents balance, the remaining undrawn capacity under our committed credit facilities, our cash flows from operations, continued access to the public capital, bank credit and commercial paper markets based on investment-grade

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credit ratings, and continued access to our securitized trade receivables programs, will be sufficient to meet our cash requirements for the remainder of 2020
●	No material financial, operational or competitive consequences of changes in regulations affecting any of our business segments

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements include, without limitation: pandemics, epidemics and other public health risks including, in particular, the COVID-19 pandemic, and the severity and duration of the adverse effects thereof; our inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements; our failure to maintain operational networks in the context of significant increases in capacity demands; the risk that we may need to make significant capital expenditures in order to provide additional capacity and reduce network congestion; our inability to drive a positive customer experience; labour disruptions and shortages; our dependence on third-party suppliers, outsourcers and consultants to operate our business; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; pension obligation volatility and increased contributions to post-employment benefit plans; regulatory initiatives, proceedings and decisions, and government consultations, positions, actions and measures that affect us and influence our business; the intensity of competitive activity, including from new and emerging competitors, coupled with the launch of new products and services; the level of technological substitution and the presence of alternative service providers contributing to the acceleration of disruptions and disintermediation in each of our business segments; the adverse effect of changing viewer habits and the expansion of OTT TV on subscriber and viewer growth and on the advertising market; rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content, and challenges in our ability to acquire or develop key content; the proliferation of content piracy impacting our ability to monetize products and services, as well as creating bandwidth pressure; higher Canadian smartphone penetration and increased device costs could challenge subscriber growth and cost of acquisition and retention; the inability to protect our physical and non-physical assets from events such as information security attacks, fire and natural disasters; the failure to transform our operations, enabling a truly customer-centric service experience, while lowering our cost structure; the failure to continue investment in next-generation capabilities; the complexity in our operations resulting from multiple technology platforms, billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings; the failure to implement or maintain highly effective IT systems; the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, staff reductions, process redesigns and the integration of business acquisitions; our failure to test, maintain, replace or upgrade our networks, IT systems, equipment and other facilities; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment; changes to our base of suppliers or outsourcers that we may decide on or be required to implement; the failure of our vendor selection, governance and oversight processes; security and data leakage exposure if security control protocols affecting our suppliers are bypassed; the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards; the inability to manage various credit, liquidity and market risks; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the failure to reduce costs, as well as unexpected increases in costs; the failure to evolve practices to

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effectively monitor and control fraudulent activities; the unfavourable resolution of legal proceedings and, in particular, class actions; new or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations; the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters; and health concerns about radiofrequency emissions from wireless communication devices and equipment

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2020 First Quarter MD&A dated May 6, 2020 for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). This document is also available at BCE.ca.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communications services alongside Canada’s premier content creation and media assets from Bell Media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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